Exhibit 99.107

Collective Mining Expands the Box Target Area with New High-Grade Samples; Drilling Continues

Toronto, Ontario, June 6, 2024 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FSE: GG1) (“Collective” or the “Company”) is pleased to announce that new high-grade assay results from surface outcrop samples have expanded the Box Target (“Box”) and that visual inspection of recently completed drill holes point to the potential for a large-scale system in the area at depth. The Company has five drill rigs operating at the Guayabales Project as part of its fully funded 40,000 metres drill program for 2024. Drill rigs are currently operating at the Apollo, Box, Olympus and Trap targets. Drill cores from multiple holes are currently being assayed at ALS Laboratory in Lima, Peru with results expected in short order.

David Reading, Special Advisor to Collective commented: “Surface exploration work at the Box Target continues to confirm a very similar geological and geochemical footprint to the Apollo system (“Apollo”). Visual observation from the three holes drilled in the northern portion of Box are promising and highlight multiple styles of mineralization, which are typical of the upper levels of a porphyry system and are proving useful in assisting our team to vector towards the center of the system. The discovery of brecciated porphyry outcrops in the south, some 400 metres higher in elevation, is also very encouraging and we hope to be drill testing that area soon. Reconnaissance exploration at Box is in its infancy, and to date, we have only drill tested a small portion of the total area at very shallow levels. The Box porphyry centre is only 1.5 kilometres west of the Apollo system and we believe that both systems form part of a much larger cluster of porphyry bodies.”

Highlights (see Table 1 and Figures 1-2)

●	Further surface exploration work at Box has discovered new well mineralized, brecciated porphyry outcrops resulting in an expansion of the target area by 300 metres to the south. The Box target area now measures approximately 1.3 kilometers by 0.8 kilometers by 0.4 kilometers vertically and remains open in all directions and at depth (see Figure 1).

●	In the south, two new outcrop areas of brecciated porphyry with overprinting CBM veins have been identified and host the same type of consistent high-grade gold and silver mineralization as the north zone with values up to 12.02 g/t gold equivalent (11.06 g/t gold, 106 g/t silver and 0.02% copper). See Table 1 for further details.

●	Three reconnaissance drill holes have been completed to date in the northern portion of the Box target and highlight multiple mineralization styles including porphyry vein stockwork, brecciated porphyry and CBM vein systems. All styles of mineralization encountered are associated with sericite alteration typical of the upper portions of a porphyry system indicating that deeper drilling is required. Assays results expected in the near term.

●	Two drill rigs are operating at Box with immediate plans to steepen the next drill holes in order test below the multiple mineralized outcrops. Additionally, new drill pads are being constructed in the central and southern areas of Box with drilling of these areas expected to commence shortly.

Table 1: New Rock Chip and Channel Sample Results from The Box Target

Sample ID	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Mineralization Style
R8928	11.06	106	0.02	12.02	CBM Sheeted Veins
R8624	3.42	308	0.03	7.02	Brecciated porphyry
R8343	2.58	238	0.02	5.38	Brecciated porphyry
R8344	1.45	304	0.05	5.09	Brecciated porphyry
R8439	1.76	229	0.01	4.44	Porphyry Stockwork
R8517	2.49	110	0.13	3.90	CBM Sheeted Veins
R8441	0.92	239	0.01	3.75	Brecciated porphyry
R8345	2.19	128	0.01	3.67	Brecciated porphyry
R8661	0.89	213	0.05	3.54	Brecciated porphyry
R9050	2.84	28	0.00	3.09	Brecciated porphyry
R8621	1.82	104	0.01	3.03	Brecciated porphyry
R8430	2.09	71	0.02	2.93	Porphyry Stockwork
R8628	2.00	79	0.02	2.91	Brecciated porphyry
R8513	1.59	101	0.09	2.90	Brecciated porphyry
R8689	1.53	100	0.02	2.70	Porphyry Stockwork
R8432	1.77	73	0.01	2.61	Porphyry Stockwork
R8690	0.99	119	0.01	2.41	Porphyry Stockwork
R8622	2.33	10	0.01	2.39	Brecciated porphyry
R8607	1.30	82	0.02	2.26	Brecciated porphyry

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.014 x 0.88) + (Cu (%) x 1.47 x 0.90) + (Mo (%) x 7.41 x 0.85) utilizing metal prices of Cu – US$3.95/lb, Ag – US$25/oz, Mo – US$ 20/lb, and Au – US$1,850/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, and 90% for Cu. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, and April 11, 2024.

Figure 1: Plan View of The Box Target as Defined by Soil Anomalies, Rock Chip Samples and Surface Geology Mapping with New Assay Results

0.8 Kilometers
1.3 Kilometers
OPEN
OPEN
OPEN
N
Au: 21.41 g/t
Ag: 665 g/t
AuEq: 29.27 g/t
Au: 3.97 g/t
Ag: 315 g/t
AuEq: 7.87 g/t
Au: 1.59 g/t
Ag: 101 g/t
AuEq: 2.90 g/t
Au: 1.76 g/t
Ag: 229 g/t
AuEq: 4.44 g/t
Au: 2.49 g/t
Ag: 110 g/t
AuEq: 3.90 g/t
Au: 1.30 g/t
Ag: 82 g/t
AuEq: 2.26 g/t
Au: 0.92 g/t
Ag: 239 g/t
AuEq: 3.75 g/t
Au: 55.53 g/t
Ag: 50 g/t
AuEq: 54.54 g/t
Au: 0.89 g/t
Ag: 213 g/C
AuEq: 3.54 g/t
Au: 9.62 g/t
Ag: 254 g/t
AuEq: 12.45 g/t
Au: 14.80 g/t
Ag: 176 g/t
AuEq: 16.52 g/t
Au: 1.77 g/t
Ag: 73 g/t
AuEq: 2.61 g/t
Au: 2.09 g/t
Ag: 71 g/t
AuEq: 2.93 g/t
Au: 1.45 g/t
Ag: 304 g/t
AuEq: 5.09 g/t
Au: 0.99 g/t
Ag: 119 g/t
AuEq: 2.41 g/t
Au: 2.58 g/t
Ag: 106 g/t
AuEq: 5.38 g/t
Au: 2.19 g/t
Ag: 128 g/t
AuEq: 3.67 g/t
Au: 1.53 g/t
Ag: 100 g/t
AuEq: 2.70 g/t
Au: 2.84 g/t
Ag: 28 g/t
AuEq: 3.09 g/t
Au: 1.82 g/t
Ag: 104 g/t
AuEq: 3.03 g/t
Au: 2.00 g/t
Ag: 79 g/t
AuEq: 2.91 g/t
Au: 11.06 g/t
Ag: 106 g/t
AuEq: 12.02 g/t
Au: 3.42 g/t
Ag: 308 g/t
AuEq: 7.02 g/t
Au: 2.33 g/t
Ag: 10 g/t
AuEq: 2.39 g/t
BOXC-1
BOXC-2
BOXC-3
new 300m extension
LEGEND
Grade Model Au g/t
> 1
0.5 - 1
0.3 - 0.5
0.1 - 0.3
New rock chip sample
Previously released rock chip sample
Soil anomaly heat map
Awaiting assay results
CBM veins
0
300
Meters

Figure 2: Plan View of the Guayabales Project Highlighting the Box Target Area

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s 2024 objective is to expand the Apollo system, prove that the recent discoveries at the Olympus and Trap targets evolve into large scale systems and make a new discovery at either the Box, Tower or X targets.

Management, insiders, a strategic investor and close family and friends own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL”, on the OTCQX under the trading symbol “CNLMF” and on the FSE under the trading symbol “GG1”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

6